
Mail Stop 4720

April 7, 2016

Mr. Herman Kotze
Chief Financial Officer,
Treasurer and Secretary
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

> **Re:** **Net 1 UEPS Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 20, 2015**
> **File No. 000-31203**

Dear Mr. Kotze:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 5. Accounts Receivable, Net and Finance Loans Receivables, Net, page F-21

1. We note you had approximately $53.4 million of Cash payments to agents in South Korea that are amortized over the contract period and $46.4 million of Other receivables which were included in the Accounts Receivables line item on the balance sheet as of June 30, 2015. Citing authoritative accounting guidance, please explain, in sufficient

detail, the underlying transactions which created the cash payments accounts receivables and how you accounted for them including the length of the contract period over which the cash payments are amortized and the related expense. Additionally, please tell us the nature of other receivables and whether any amounts are due under long-term contracts.

Note 23. Operating Segments, pages F-49

2. We note that during June 2014, the company's chief operating decision maker (CODM) simplified its operating and internal reporting structures from five reportable segments to three.   Please provide us with the following:

- tell us who the CODM is and if there have been any changes in that function;

- tell us your operating segments and whether there have been any changes;

- tell us, in greater detail, how you identified your new reportable segments, including your aggregation analysis, and how they compare to your prior segments. We note, for instance, that certain prior segment was allocated to more than one of the current segments, which implies that you did not merely aggregate your prior segments in identifying your new segments; and

- tell us how the CODM reviewed the prior segments and the relevant materials he/she reviewed and how the CODM reviews the current segments and the relevant materials he/she reviews.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services